U. S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE 13D/A
                     Under the Securities Exchange Act of 1934


                          BALTIC INTERNATIONAL USA, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   058825-10-0
                           -------------------------
                                 (CUSIP Number)


                                 Jonas af Jochnick
                              Oriflame Eastern Europe
                                Waterloo Office Park
                                    Building O
                               Dreve Richelle, 161
                             B-1410 Waterloo - Belgium
                                 32-3-357-55-00
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 September 19, 1997
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  SCHEDULE 13D

CUSIP No.    058825-10-0                                  Page  2  of  12  Pages
         ---------------------                                -----  ------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Celox S.A.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*         WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization           Luxembourg

--------------------------------------------------------------------------------
  Number of                   7   Sole Voting Power                   5,000,000

  Shares                      --------------------------------------------------
  Beneficially                8   Shared Voting Power                   -0-

  Owned by                    --------------------------------------------------
  Each                        9   Sole Dispositive Power              5,000,000

  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power              -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      5,000,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)       28.82%

--------------------------------------------------------------------------------
14  Type of Reporting Person*         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.    058825-10-0                               Page   3   of   12  Pages
         ------------------                                -------   ------

1   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

    ORESA Ventures N.V.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*    WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                 Netherland Antilles
--------------------------------------------------------------------------------
  Number of                   7   Sole Voting Power                   7,500,000

  Shares                      --------------------------------------------------
  Beneficially                8   Shared Voting Power                  -0-

  Owned by                    --------------------------------------------------
  Each                        9   Sole Dispositive Power              7,500,000

  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power              -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      7,500,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)       40.32%

--------------------------------------------------------------------------------
14  Type of Reporting Person*    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP No.  058825-10-0                                    Page  4  of  12  Pages
         ----------------                                     -----   -----

1   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

    Jonas af Jochnick
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*     None

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization          Sweden

--------------------------------------------------------------------------------
  Number of                   7   Sole Voting Power                     -0-

  Shares                      --------------------------------------------------
  Beneficially                8   Shared Voting Power                 12,500,000

  Owned by                    --------------------------------------------------
  Each                        9   Sole Dispositive Power                -0-

  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power            12,500,000

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      12,500,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)       59.24%

--------------------------------------------------------------------------------
14  Type of Reporting Person*     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.












 CUSIP NO.   058825-10-0                                     Page   5   of   12
           ---------------                                       -------   -----


ITEM 1.  SECURITY AND ISSUER

         Securities acquired:     Common Stock, par value $0.01 ("Common Stock")

         Issuer:                  Baltic International USA, Inc.

         Principal Executive Offices:       1990 Post Oak Blvd., Suite 1630
                                            Houston, Texas  77056

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons" pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Celox S.A., a Luxembourg corporation, which owns 24% of ORESA Ventures S.A., the parent of ORESA Ventures N.V.;

         (ii)     ORESA Ventures N.V., a Netherland Antilles corporation;

         (iii) Jonas af Jochnick, an individual who is a director, officer, stockholder and the controlling person of Celox S.A. and ORESA Ventures N.V.,

         (b), (c) and (f) The Reporting Persons have business addresses as follows:

         (i)      Celox S.A., 3 Avenue Pasteur, L2311 Luxembourg

         (ii) ORESA Ventures N.V., Scharlooweg 81, Curacao, Willemstad, Netherland Antilles

         (iii) Jonas af Jochnick, Oriflame Eastern Europe, Waterloo Office Park, Building O, Dreve Richelle, 161, B-1410 Waterloo, Belgium

         Celox S.A. is a privately owned investment corporation which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         ORESA Ventures N.V. is a subsidiary of ORESA Ventures S.A., a venture capital company concentrating on Eastern Europe and listed on the Stockholm stock exchange.













CUSIP NO.   058825-10-0                                      Page   6   of   12
          ---------------                                         ------   -----


         Jonas af Jochnick, a Swedish citizen, is chairman of the board and chief executive officer of ORESA Ventures S.A., a venture capital company concentrating on Eastern Europe and listed on the Stockholm stock exchange.
He is also chairman of the board and chief executive officer of Oriflame Eastern Europe, S.A. and vice chairman of Oriflame International S.A. The two Oriflame companies both manufacture cosmetic and skin care products which are marketed on a global basis. Oriflame International is listed on the London Stock exchange. He also owns 100% of the outstanding stock of Celox S.A.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Celox S.A. used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by Celox S.A. to purchase such securities was $1,000,000 (including broker commissions and clearing fees).

         ORESA Ventures N.V. used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by ORESA Ventures N.V. to purchase such securities was $1,500,000 (including broker commissions and clearing fees).

ITEM 4.  PURPOSE OF THE TRANSACTION

         Each of the other Reporting Persons has acquired the securities reported herein for investment. As of the date hereof, none of the Reporting Persons has any plans or proposals which would result in any of the following:

         (1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons;

         (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;














CUSIP NO.   058825-10-0                                    Page   7   of   12
          --------------                                        -----    -----


         (4) any change in the present board of directors or managers of the Issuer except for two nominees selected by Jonas af Jochnick for appointment to the board of directors of the Issuer;

         (5) any material change in the present capitalization or dividend policy of the Issuer;

         (6)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

         (9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

         (i) Celox S.A. is the beneficial owner of 5,000,000 shares of Common Stock, of which 2,500,000 shares have been acquired directly in a private placement. In connection with the private placement, the Issuer issued warrants to purchase 2,500,000 shares at an exercise price of $0.65 per share, which warrants are currently exercisable and expire in August 2002. The total number of shares of Common Stock beneficially owned by Celox S.A. represents 28.82% of the shares of Common Stock outstanding.

         (ii) ORESA Ventures N.V. is the beneficial owner of 7,500,000 shares of Common Stock, of which 3,750,000 shares have been acquired directly in a private placement. In connection with the private placement, the Issuer issued warrants to purchase 3,750,000 shares at an exercise price of $0.65 per share, which warrants are currently exercisable and expire in August 2002. The total number of shares of Common Stock beneficially owned by ORESA Ventures N.V. represents 40.32% of the shares of Common Stock outstanding.













CUSIP NO.  058825-10-0                                      Page   8   of   12
         ---------------                                         -----    ------


         (iii) By reason of his positions as the sole stockholder of Celox S.A. and chairman and chief executive officer of ORESA Ventures N.V., Jonas af Jochnick may be deemed to have indirect shared voting and dispositive power over the 12,500,000 shares of Common Stock of the Issuer beneficially owned by such corporations. Accordingly, Jonas af Jochnick may be deemed the beneficial owner of an aggregate 12,500,000 shares representing 59.24% of the Common Stock of the Issuer outstanding.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 9,615,270 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

         (b) Celox S.A. and ORESA Ventures N.V. have the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by each corporation. Jonas af Jochnick may be deemed to have shared voting and dispositive power over the aggregate 12,500,000 shares of the Common Stock of the Issuer beneficially owned by Celox S.A. as its sole stockholder and ORESA Ventures N.V. as its chairman and chief executive officer.

         (c) The following are all transactions in the class of securities reported on herein effected by the Reporting Persons in the past sixty (60) days (all such transactions were private purchases):


TRANSACTION       REPORTING                      NO. OF              PRICE
DATE              PERSON                         SHARES              PER SHARE            TOTAL
- ----            ---------                      ------              ---------            -----

8/15/97           Celox S.A.                   1,250,000              $0.40             $  500,000.00

8/15/97           ORESA Ventures N.V.          1,250,000              $0.40             $  500,000.00

9/19/97           Celox S.A.                   1,250,000              $0.40             $  500,000.00

9/19/97           ORESA Ventures N.V.          2,500,000              $0.40             $1,000,000.00



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth herein above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report except for Jonas af Jochnick has been elected as a director for the Issuer's board of directors on September 12, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing











CUSIP NO.  058825-10-0                                      Page   9   of   12
         ---------------                                         -----    ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                             CELOX S.A.



                                             By: /s/ Jonas af Jochnick
                                                 -------------------------------
                                                 Jonas af Jochnick, Chief
                                                 Executive Officer

Dated as of:  September 26, 1997













CUSIP NO.   058825-10-0                                    Page   10   of   12
          ---------------                                       ------    ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


ORESA VENTURES N.V.



                                                  By: /s/ Jonas af Jochnick
                                                     ---------------------------
                                                     Jonas af Jochnick, Chief
                                                     Executive Officer


Dated as of:  September 26, 1997













CUSIP NO.   058825-10-0                                  Page   11   of   12
          ---------------                                     ------    ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                             By: /s/ Jonas af Jochnick
                                                 ------------------------
                                                 Jonas af Jochnick, Individually


Dated as of:  September 26, 1997







CUSIP NO.   058825-10-0                                     Page  12   of  12
          ---------------                                       ------   ------


                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                          BALTIC INTERNATIONAL USA, INC.
                          COMMON STOCK, PAR VALUE $0.01


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 26th day of September, 1997.


                                           CELOX S.A.


                                           By: /s/ Jonas af Jochnick
                                               -----------------------------
                                                   Jonas af Jochnick, Chief
                                                   Executive Officer



                                           ORESA VENTURES N.V.


                                           By:  /s/ Jonas af Jochnick
                                                -----------------------------
                                                    Jonas af Jochnick, Chief
                                                    Executive Officer



                                           /s/ Jonas af Jochnick
                                           -----------------------------------
                                               Jonas af Jochnick, Individually